                                                                    Exhibit 99.1

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                     QUARTERLY REPORT FOR THE QUARTER ENDED
                                 MARCH 31, 2004

                                      INDEX

Part I. Financial Information.......................................................................     1

   Item 1 - Unaudited  Condensed Consolidated Financial Statements..................................     1

   Item 2 - Management's Discussion and Analysis of Financial Condition and Results of
            Operations..............................................................................    13

   Item 3 - Quantitative and Qualitative Disclosures About Market Risk..............................    31

Part II. Other Information..........................................................................    32

   Item 1 - Legal Proceedings.......................................................................    32

   Item 2 - Changes in Securities and Use of Proceeds...............................................    32

   Item 3 - Defaults Upon Senior Securities.........................................................    32

   Item 4 - Submission of Matters to a Vote of Security Holders.....................................    32

   Item 5 - Other Information.......................................................................    32

PART I. FINANCIAL INFORMATION

ITEM 1 - UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in thousands, except share and per share data)

                                                                           Three months ended March 31,
                                                                  ----------------------------------------------
                                                                     2003              2004             2004
                                                                     EURO              EURO            USD (1)
                                                                  (unaudited)       (unaudited)      (unaudited)
                                                                  ----------------------------------------------
Net sales .................................................           20,720            22,142           27,217
Cost of sales .............................................           14,499            15,017           18,459
                                                                  ---------------------------------------------
Gross profit ..............................................            6,221             7,125            8,758

Selling, general and administrative expenses ..............            6,500             6,240            7,671
Research and development expenses .........................            3,635             2,911            3,578
Amortization of intangible assets .........................              635               616              757
                                                                  ---------------------------------------------
Total operating expenses ..................................           10,770             9,767           12,006

Operating loss ............................................           (4,549)           (2,642)          (3,248)

Interest income, net ......................................              779               781              960
                                                                  ---------------------------------------------
Loss before taxes and minority interest ...................           (3,770)           (1,861)          (2,288)

Income tax benefit ........................................             (754)             (467)            (574)
                                                                  ---------------------------------------------
Loss before minority interest .............................           (3,016)           (1,394)          (1,714)

Minority interest .........................................                5                16               20
                                                                  ---------------------------------------------
Net loss ..................................................           (3,011)           (1,378)          (1,694)
                                                                  =============================================

Loss per share - basic and diluted ........................            (0.10)            (0.04)           (0.06)

Weighted average number of shares used to compute loss per
share - basic and diluted .................................       30,871,802        30,794,660       30,794,660
                                                                  ---------------------------------------------

1) See Note 1 of "Notes to Consolidated Financial Statements".

  See accompanying notes to these condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                           CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)

                                                             December 31, 2003           March 31, 2004
                                                             -----------------    -----------------------------
                                                                                      EURO            USD(1)
                                                                    EURO           (unaudited)     (unaudited)
                                                             -----------------    ------------     ------------
ASSETS
Cash and cash equivalents .................................          108,897           107,417          132,037
Accounts receivable .......................................           17,957            22,280           27,387
Inventories ...............................................           27,880            35,520           43,661
Other current assets ......................................            9,439             9,396           11,549

                                                                -----------------------------------------------
TOTAL CURRENT ASSETS ......................................          164,173           174,613          214,634

Property, plant and equipment .............................           30,100            29,975           36,845
Goodwill ..................................................           12,846            13,074           16,071
Patents and trademarks ....................................           13,575            13,028           16,014
Other non-current assets ..................................              723               615              756

                                                                -----------------------------------------------
TOTAL ASSETS ..............................................          221,417           231,305          284,320
                                                                -----------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current portion of long-term debt
  and capital leases ......................................              934             1,199            1,474
Accounts payable ..........................................           10,338            14,847           18,250
Accrued liabilities .......................................           14,464            15,380           18,905

                                                                -----------------------------------------------
TOTAL CURRENT LIABILITIES .................................           25,736            31,426           38,629

Long-term debt and capital leases .........................            7,945            13,401           16,473
Deferred gain on sale and lease back ......................              927               906            1,114
Deferred tax liabilities ..................................            3,112             2,940            3,613

                                                                -----------------------------------------------
TOTAL NON-CURRENT LIABILITIES .............................           11,984            17,247           21,200

MINORITY INTEREST .........................................              191               180              221

TOTAL SHAREHOLDERS' EQUITY ................................          183,506           182,452          224,270

                                                                -----------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ................          221,417           231,305          284,320
                                                                ===============================================

1) See Note 1 of "Notes to Consolidated Financial Statements".

  See accompanying notes to these condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                                          Three months ended March 31,
                                                                     2003              2004             2004
                                                                     EURO              EURO            USD(1)
                                                                  (unaudited)       (unaudited)      (unaudited)
                                                                  -----------       -----------      -----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss ..................................................         (3,011)           (1,378)          (1,694)
Adjustments to reconcile net loss to net cash provided
   by (used in) operating activities:
Depreciation of property, plant and equipment .............            845             1,042            1,281
Amortization of intangible assets .........................            635               616              757
Deferred income tax benefits ..............................           (130)             (147)            (181)
   gain on disposal of equipment ..........................            (29)              (31)             (38)
Translation of debt in foreign currency ...................            689              (322)            (396)
Minority interest .........................................             (5)              (16)             (20)

Effects of changes in assets and liabilities:
Decrease (increase) in accounts receivable ................          4,321            (4,250)          (5,224)
Increase in inventories ...................................         (1,520)           (7,497)          (9,215)
Decrease (increase) in other current assets ...............         (2,025)              177              218
Increase (decrease) in accrued liabilities ................            483              (225)            (277)
Increase in accounts payable ..............................          1,101             4,472            5,497

                                                                  -------------------------------------------
Net cash provided by (used in) operating activities .......          1,354            (7,559)          (9,292)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures ......................................         (3,268)             (784)            (964)
Proceeds from sale of property and equipment ..............             25                13               16

                                                                  -------------------------------------------
Net cash used in investing activities .....................         (3,243)             (771)            (948)

CASH FLOW FROM FINANCING ACTIVITIES:

Payments on long-term debt and capital leases .............           (527)           (7,399)          (9,095)
Proceeds from long-term debt and capital leases ...........              -            13,058           16,051
Net proceeds from (payments of) advances from customers ...           (964)            1,095            1,346
Purchases of own shares ...................................           (347)                -                -

                                                                  -------------------------------------------
Net cash provided by (used in) financing activities .......         (1,838)            6,754            8,302
                                                                  ===========================================

Net decrease in cash and cash equivalents .................         (3,727)           (1,576)          (1,938)
Effect of changes in exchange rates on cash
   and cash equivalents ...................................           (573)               96              118
Cash and cash equivalents at beginning of the period ......        119,866           108,897          133,857
                                                                  -------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD ............        115,566           107,417          132,037
                                                                  ===========================================

1) See Note 1 of "Notes to Consolidated Financial Statements".

  See accompanying notes to these condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying unaudited condensed consolidated financial statements have been prepared by the Company without audit and reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the interim periods presented. The statements have been prepared in accordance with the regulations of the United States Securities and Exchange Commission, but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States ("US GAAP"). For further information, these condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003. The results of operations for the three-month period ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ended December 31, 2004.

      The accompanying unaudited condensed consolidated financial statements are, solely for the convenience of the reader, also translated into US dollars ("USD" or "US$") using the noon buying rate (rounded) in New York City for cable transactions in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on March 31, 2004 (E 1.00 = US$ 1.2292). Such translations should not be construed as representations that the Euro amounts could be converted into US dollars at the rate indicated or at any other date.

2.    SHARES OUTSTANDING

      As of December 31, 2003 and March 31, 2004, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value of E 0.91 per share, and 55,000,000 preference shares, nominal value E 0.91 per share. At December 31, 2003 and March 31, 2004, 30,794,660 ordinary shares were outstanding. No preference shares were outstanding at December 31, 2003 and March 31, 2004.

3.    INVENTORIES

      Inventories consist of:

                                                                December 31,       March 31,
                                                                   2003              2004
                                                                   EURO              EURO
----------------------------------------------------------------------------------------------
Precious metals............................................            27                27
Raw materials..............................................        11,448            12,136
Work in progress...........................................        13,401            20,317
Finished goods.............................................         3,004             3,040
                                                                   ------------------------
                                                                   27,880            35,520
                                                                   ========================

4.    GOODWILL, PATENTS AND TRADEMARKS

                                                                December 31,        March 31,
                                                                   2003               2004
                                                                   EURO               EURO
---------------------------------------------------------------------------------------------
Non amortizable:
Goodwill...................................................        12,846            13,074

Amortizable:
Patents....................................................        13,136            12,590
Trademarks.................................................           439               438
                                                                   ========================
                                                                   26,421            26,102
                                                                   ========================

      The above amounts are presented net of accumulated amortization of E 28.8 million at December 31, 2003 and E 29.5 million at March 31, 2004.

      In the fourth quarter of 2003, the Company tested its intangibles for impairment. As a result of this impairment test, an impairment of patents of die handling equipment in the amount of E 287 was recorded. No impairment on other intangibles was required.

5.    WARRANTY PROVISION

 A summary of activity in the warranty provision is as follows:

                                            2003      2004
----------------------------------------------------------
Balance at January 1,                      2,446     1,753
Provision for loss on warranty               445       514
Cost for warranty                           (414)     (427)
Foreign currency translation                  (8)        4
                                          ----------------
Balance at March 31,                       2,469     1,844
                                          ================

6.   EARNINGS (LOSS) PER SHARE

      For the three-month period ended March 31, 2003 and 2004, all options were excluded from the calculation of diluted loss per share, as the effect would be anti-dilutive due to the Company's loss for those periods.

7.   COMPREHENSIVE INCOME (LOSS)

      Other comprehensive income (loss) items include gains and losses that under US GAAP are excluded from net income and are reflected as a component of shareholders' equity; such as foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The components of comprehensive loss for the Company for the three-month period ended March 31, 2003 and 2004 were net loss and foreign currency translation adjustments. Those components are as follows:

                                                                Three months ended March 31,
                                                                ----------------------------
                                                                  2003       2004     2004
                                                                  EURO       EURO      USD
--------------------------------------------------------------------------------------------
Net loss ..................................................     (3,011)    (1,378)   (1,694)
Other comprehensive income (loss):
  Foreign currency translation adjustment .................       (894)       324       398

                                                                ---------------------------
Comprehensive loss ........................................     (3,905)    (1,054)   (1,296)
                                                                ===========================

8.    EMPLOYEE STOCK OPTION PLANS

      In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company granted 1,101,236 options on ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices which were equal to the market price of the Company's ordinary shares on the date of grant.

      In 2001, the Company established the BE Semiconductor Industries Incentive plan 2001 - 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that the Company may issue under the Incentive Plan 2001, may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company anticipates that it will, on an annual basis, make awards under the Incentive Plan 2001 to executive officers and senior employees of the Company. Options granted in 2002 and 2003 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of the Company's ordinary shares on the date of grant.

      In the years 2000 through the first quarter of 2004, the Company granted stock options to all of its employees. The options vest after three years and have exercise prices equal to the market price of the Company's ordinary shares on the date of grant. These options receive variable accounting treatment. All other options granted by the Company receive fixed accounting treatment.

      The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted during 2001, through the first quarter of 2004, which received fixed accounting treatment. For the stock options granted from 2001 through the first quarter of 2004 that receive variable accounting treatment, an amount of E 2, net of tax, was recognized as compensation cost based on the market value of the Company's ordinary shares for the quarter ended March 31, 2004.

      The Company accounts for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net income (loss) for the fixed stock options, as all options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123. The following table illustrates the effect on net loss and loss per share for the three months ended March 31, 2003 and 2004, respectively, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                                                         Three months ended March 31,
                                                         ----------------------------
                                                          2003                 2004
                                                          EURO                 EURO
---------------------------------------------------------------------------------------
Net loss as reported                                     (3,011)              (1,378)
Deduct: Stock-based employee compensation expense
determined under fair value based method for all
awards, net of related tax effects                         (333)                 (86)
Add: Stock-based compensation expense included in net
loss, net of related tax effect                               -                    1
                                                         ---------------------------
Pro forma net loss                                       (3,344)              (1,463)

BASIC LOSS PER SHARE:

As reported                                               (0.10)               (0.04)
Pro forma                                                 (0.11)               (0.05)

DILUTED LOSS PER SHARE:

As reported                                               (0.10)               (0.04)
Pro forma                                                 (0.11)               (0.05)
                                                         ===========================

      The fair value of the Company's option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, vesting after three years and the following weighted average assumptions:

                                                          Three months
                                                         ended March 31,
                                                              2004
                                                         ---------------
Expected life (years)                                           5.6
Expected stock price volatility                               52.27%
Risk-free rate                                                 3.32%

      The per share weighted average fair value of options granted during the first quarter of 2004 was E 3.15.

9.       SEGMENT DATA

      In the first quarter of 2004, the management board, in consultation with the supervisory board, re-evaluated the Company's functional and operational organization and determined that the Company was engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry. The change in reporting segments, as compared to the Company's Annual Report on Form 20-F for the year ended December 31, 2003, was due to an internal change in reporting structure and decision making responsibilities, whereby all key policies and decisions with respect to the Company's global product lines and manufacturing operations will reside now with the Besi's management board (under the supervision of the company's Chief Executive Officer) which is the company's key decision-making authority.

      In accordance with SFAS No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information," Besi's chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units qualify for aggregation under SFAS 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since Besi operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS 131 can be found in the consolidated financial statements.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Quarterly Report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, any estimates of future business or financial results constituting forward looking statements and any statements including the words "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent the expectations of management as of the date of the submission of this report. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us described elsewhere in this Quarterly Report and in other documents we have submitted to the Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations.

OVERVIEW

We design, develop, manufacture, market and service products for the semiconductor industry's back-end assembly operations.

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and 2003.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of E 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

EVALUATION OF CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which are included elsewhere in this report and which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

REVENUE RECOGNITION

Our revenue recognition policy conforms to Emerging Issues Task Force ("EITF") 00-21 and the Securities and Exchange Commission Staff Accounting Bulletin No.
104. Advance payments received from customers are recorded as a liability until the products have been shipped. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against us is to enforce our obligations relating to installation and warranty. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

INVENTORIES

We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgments regarding future market developments that might have an adverse effect on the valuation of our inventories.

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Variances in market price from balance sheet date to balance sheet date are recorded in gross profit as gains or losses.

LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows. If the sum of the estimated undiscounted future cash flows is less than the carrying amount of the related asset, then an impairment charge is recognized. The measurement of the impairment charge is based upon the amount that the carrying value of the asset exceeds its fair value. Fair value is generally determined on the basis of estimated future discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and, through December 31, 2001, was being amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years) was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation.

The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco and Besi Die Handling, and 16 years for Fico as determined by an independent valuation at the date of acquisition.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

We do not have any identifiable assets with indefinite lives.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table discloses our contractual obligations and commercial commitments.

                                                     Payments Due by Period
                                      -----------------------------------------------------
                                      Less than                           After 5
     (Euro in thousands)                1 year    1-3 years   4-5 years    years     Total
-------------------------------------------------------------------------------------------
Long term debt                           1,189     13,362           -         -      14,551
Capital lease obligations
  including imputed interest                11          8           8        19          46
Operating lease                          1,089      1,688       1,456     4,075       8,308
Unconditional purchase
  obligations                            5,150          0           0         0       5,150
                                      ------------------------------------------------------
Total contractual obligations and
commercial commitments                   7,439     15,058       1,464     4,094      28,055
                                      ======================================================

Unconditional purchase obligations relate to buildings, equipment and specific external technical staff.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements, as that term is defined in
Item 5.E.2 of Form 20-F.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2004 COMPARED TO THREE MONTHS ENDED MARCH 31, 2003.

                                                                      Three Months Ended March 31,
                                                              ------------------------------------------
                                                                 2003                   2004
                                                                 EURO         %         EURO
(amounts in thousands,  except share and per share data)      (unaudited)            (unaudited)     %
--------------------------------------------------------------------------------------------------------
Net sales.................................................        20,720    100.0        22,142    100.0
Cost of sales.............................................        14,499     70.0        15,017     67.8
                                                              ------------------------------------------
Gross profit .............................................         6,221     30.0         7,125     32.2

Selling, general and administrative expenses                       6,500     31.4         6,240     28.2
Research and development expenses                                  3,635     17.5         2,911     13.1
Amortization of intangible assets                                    635      3.1           616      2.8
                                                              ------------------------------------------
Total operating expenses..................................        10,770     52.0         9,767     44.1

Operating loss............................................        (4,549)   (22.0)       (2,642)   (11.9)
Interest income, net......................................           779      3.8           781      3.5
                                                              ------------------------------------------
Loss before taxes and minority interest...................        (3,770)   (18.2)       (1,861)    (8.4)

Income tax benefit........................................          (754)    (3.7)         (467)    (2.1)
                                                              ------------------------------------------
Loss before minority interest.............................        (3,016)   (14.5)       (1,394)    (6.3)

Minority interest.........................................             5        -            16      0.1
                                                              ------------------------------------------
Net loss..................................................        (3,011)   (14.5)       (1,378)    (6.2)
                                                              ==========================================
Loss  per share
-    Basic................................................         (0.10)                 (0.04)
-    Diluted..............................................         (0.10)                 (0.04)

Number of shares used in calculating loss per share:
-    Basic................................................
-    Diluted..............................................    30,871,802             30,794,660
                                                              30,871,802             30,794,660
                                                              ------------------------------------------

THREE MONTHS ENDED MARCH 31, 2004 COMPARED TO THREE MONTHS ENDED MARCH 31, 2003.

NET SALES

Our net sales consist of sales of molding systems, trim and form integration systems, singulation systems, plating systems and die handling systems.

Our net sales increased by 6.8% from E 20.7 million in the first quarter of 2003 to E 22.1 million in the first quarter of 2004. The increase in net sales in the first quarter of 2004 as compared to the first quarter of 2003 was due to increased order levels in the fourth quarter of 2003, resulting in increased shipments in the first quarter of 2004. However, net sales decreased by 5.6% as compared to the fourth quarter of 2003 due to revenue recognition issues of product shipments of approximately E 3.0 million from the first quarter that are expected to be recognized in the second quarter of 2004.

Our net sales per product line for the quarters were as follows:

(Euro in million)                                            2003     2004    % CHANGE
---------------------------------------------------------------------------------------
Molding systems..........................................     9.5     10.1       6.3
Trim and form integration systems........................     5.2      3.9     (25.0)
Singulation systems......................................     0.5      2.0     400.0
Plating systems..........................................     4.9      5.1       4.1
Die handling systems.....................................     0.6      1.0      66.7
                                                             -----------------------
TOTAL NET SALES..........................................    20.7     22.1       6.8
                                                             =======================

BACKLOG

Backlog increased by 20.1% from E 39.8 million at December 31, 2003 to E 47.8 million at March 31, 2004. New orders for the first quarter of 2004 amounted to E 30.1 million as compared to E 16.5 million in the first quarter of 2003 and E
28.1 million in the fourth quarter of 2003. The book-to-bill ratio was 1.36 for the first quarter of 2004 as compared to a book-to-bill ratio of 0.80 for the first quarter of 2003 and 1.20 for the fourth quarter of 2003.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

Gross profit increased by 14.5% from E 6.2 million in the first quarter of 2003 to E 7.1 million in the first quarter of 2004. As a percentage of net sales, gross profit increased from 30.0% in the first quarter of 2003 to 32.2% in the first quarter of 2004, mainly due to a favorable product mix with a higher proportion of plating systems sales in our product mix with high gross margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

As a result of our restructuring efforts, selling, general and administrative expenses decreased by 4.6% from E 6.5 million in the first quarter of 2003 to E
6.2 million in the first quarter of 2004. As a percentage of net sales, selling, general and administrative expenses decreased from 31.4% in the first quarter of 2003 to 28.2% in the first quarter of 2004 primarily due to the increase in net sales and the benefits of our restructuring efforts.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development spending relating to packaging and die handling equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses and design and engineering expenses incurred in sustaining and enhancing existing product lines.

Research and development expenses decreased by 19.4% from E 3.6 million in the first quarter of 2003 to E 2.9 million in the first quarter of 2004. As a percentage of net sales, research and development expenses were 17.5% and 13.1% in the 2003 and 2004 periods, respectively. Research and development spending in the first quarter of 2004 mainly related to the new generation molding system, as well as spending for the new generation singulation system, the compact trim and form system and a new laser cutting system.

OPERATING LOSS

Operating loss decreased from E 4.5 million in the first quarter of 2003 to E 2.6 million in the first quarter of 2004. The decrease in operating loss in the first quarter of 2004 as compared to the first quarter of 2003 was due to an increase in net sales and gross margins as well as decreased operating expenses.

INTEREST INCOME, NET

Interest income amounted to E 0.8 million both in the first quarter of 2003 and 2004.

INCOME TAX BENEFIT

Income tax benefit was E 0.8 million in the first quarter of 2003 as compared to E 0.5 million in the first quarter of 2004. The effective tax rate increased from 20.0% in the first quarter of 2003 to 25.1% in the first quarter of 2004. The increase of the effective tax rate was due to lower losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit compared to prior year, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability in the evaluation. The effective tax rate for the first quarter of 2004 represents management's best estimate of the effective tax rate for the fiscal year ended December 31, 2004.

MINORITY INTEREST

Minority interest relates to our investment in Tooling Leshan Company Ltd. in Leshan.

NET LOSS

Net loss decreased by E 1.6 million from a net loss of E 3.0 million in the first quarter of 2003 to E 1.4 million in the first quarter of 2004. The decrease in net loss in the first quarter of 2004 was due principally to increased net sales and gross margins and a decrease in operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

We had E 108.9 million and E 107.4 million in cash and cash equivalents at December 31, 2003 and March 31, 2004, respectively.

We finance Meco and, to an extent, Fico B.V., on a stand-alone basis. Meco utilizes funds generated from its results of operations and available bank lines of credit to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are unsecured. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Currently, our Besi Die Handling Systems subsidiary and, to an extent, Fico are financed through intercompany loans. Our 87% joint venture Fico Tooling Leshan Company Ltd. In China is partly financed by a long-term loan, issued by a local bank.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico and Besi Die Handling generally receive partial payments for automated molding systems, automated trim and form integration systems and die handling systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco generally receives a higher initial payment upon receipt of orders than Fico and Besi Die Handling.

Net cash provided by (used in) operating activities were E 1.4 million and (E 7.6) million in the first quarter of 2003 and 2004, respectively. The primary use of cash used in operations in the first quarter of 2004 was a net loss of E
1.4 million that included non-cash charges of E 1.7 million for depreciation and amortization and working capital requirements of E 7.3 million.

At March 31, 2004, our cash totaled E 107.4 million and our total debt and capital lease obligations totaled E 14.6 million. At March 31, 2004, shareholders' equity stood at E 182.5 million.

Our capital expenditures decreased from E 3.3 million in the first quarter of 2003 to E 0.8 million in the first quarter of 2004. The decrease in capital expenditures is mainly due to the completion of our Duiven and our China facility, which were mainly constructed in 2003. We expect capital spending in 2004 to amount to approximately E 5.0 million. Part of the capital expenditures of E 5.0 million will be used to further expand our production capacity in China

On February 6, 2004, we sold the land and buildings in Duiven, the Netherlands in a sale and lease back transaction for E 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. We granted the buyer a E 1.5 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and leaseback transaction. The loan bears 4.25% interest. Due to this continuous involvement, the transaction is being accounted for as a financing until the buyer pays off the loan. Once the loan is repaid, the assets and the finance obligation will be derecognized and the remaining lease is expected to be accounted for as an operating lease.

At March 31, 2004, we had available lines of credit amounting to E 13.4 million, under which no borrowings were outstanding. At March 31, 2004, E 1.5 million was reserved for foreign exchange contracts under such lines. Interest is charged at the bank's base lending rates plus an increment of 1.5%. The credit facility agreements include covenants requiring us to maintain certain financial ratios. We were in compliance with, or had received waivers for, all loan covenants at March 31, 2004.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

PRINCIPAL DIFFERENCES BETWEEN IFRS AND US GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market to publish their financial statements in accordance with IFRS. While we intend to continue publishing US GAAP financial statements, we also will publish our Consolidated Financial Statements in accordance with IFRS from January 1, 2005 onwards.

We are currently investigating the possible impact of differences identified between IFRS and US GAAP. The principal differences currently identified that might affect our net profit or loss, as well as shareholders' equity, relate to treatment of development costs, stock option plans, financial instruments and goodwill and intangible assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2002, the EITF issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (i) the delivered item(s) has value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered item(s), (iii) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative effect adjustment in accordance with APB Opinion 20, "Accounting Changes". If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 did not have a material impact on our Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123". SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports, containing financial statements for interim periods beginning after December 15, 2002. We adopted the annual disclosure requirements of SFAS No.148 and such disclosure is reflected in the Consolidated Financial Statements for the year ended December 31, 2003.

In January 2003, the FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This Interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a Variable Interest Entity, or VIE, if it has
(i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries". A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities. Or SPEs. The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first interim or fiscal period beginning after December 15, 2003. For any VIE that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and non-controlling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003. We are continuing to evaluate the provisions of FIN 46. While we do not believe that we have any VIEs that would be required to be consolidated, management is nonetheless evaluating the provisions of FIN 46.

On April 30, 2003, the FASB issued FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to address (i) decisions reached by the Derivatives Implementation Group, (ii) developments in other Board projects that address financial instruments, and
(iii) implementation issues related to the definition of a derivative. SFAS No. 149 is generally effective for contracts entered into or modified after June

30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our Consolidated Financial Statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For non-public entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our Consolidated Financial Statements.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS.

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS, WHICH IS HIGHLY CYCLICAL, AND THE SEMICONDUCTOR MARKET HAS RECENTLY EXPERIENCED A SIGNIFICANT AND SUSTAINED DOWNTURN

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995, while worldwide semiconductor sales in 2002 decreased by more than 30% as compared to 2000. These conditions have had and are expected to continue to have a direct result on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could again impact our net sales, results of operations and backlog.

OUR QUARTERLY NET SALES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY

Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our operating results to fluctuate in the past and which are likely to affect us in the future include the following:

-     the volatility of the semiconductor industry;

- the length of sales cycles and lead-times associated with our product offerings;

-     the timing, size and nature of our transactions;

- the market acceptance of new products or product enhancements by us or our competitors;

- the timing of new personnel hires and the rate at which new personnel become productive;

-     the changes in pricing policies by our competitors;

-     the changes in our operating expenses;

- our ability to adjust production capacity on a timely basis to meet customer demand; and

-     the fluctuations in foreign currency exchange rates.

Because of these factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, our results of operations could differ from estimates of public market analysts and investors. Such discrepancy could cause the market prince of our securities to fall.

OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS

Our backlog amounted to E 47.8 million at March 31, 2004. In market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. For example, backlog decreased significantly in 2001 due to a steep decline in a semiconductor production and capital expenditure cutbacks initiated by our customers during this period. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

Our current and future dependence on a small number of customers increases the revenue impact of each customer's delay or deferral activity. Our expense level in future periods will be based, in large part, on our expectations regarding future revenue sources and, as a result, our operating results for any given period in which material orders fail to occur, are delayed or deferred could vary significantly.

BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH WOULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS

Transactions for our products often involve large expenditures as the average selling price for a substantial portion of the equipment we offer exceeds
E 300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

-     customers' capital spending plans and budgetary constraints;

-     the timing of customers' budget cycles; and

-     customers' internal approval processes.

These lengthy sales cycles may cause our net sales and results of operations to vary from period to period and it may be difficult to predict the timing and amount of any variations.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS

Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In 2003, our three largest customers accounted for approximately 46% of our net sales, with the largest customer accounting for approximately 31% of our net sales. In the first quarter of 2004, our three largest customers accounted for approximately 36% of our net sales, with the largest customer accounting for approximately 22% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require us to maintain relationships with our existing clients and to obtain additional customers on an ongoing basis. Our failure to enter into and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET

We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than us. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies.

Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense.

We believe that a decrease in the value of the Japanese yen or the US dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

We believe that our ability to compete successfully in our market depends on a number of factors both within and outside our control, including:

-    price, product quality and system performance;

-    ease of use and reliability of our products;

-    manufacturing lead times, including the lead times of our subcontractors;

-    cost of ownership;

-    success in developing or otherwise introducing new products; and

-    market and economic conditions.

We cannot assure you that we will be able to compete successfully in the future.

WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND ARE DEPENDENT UPON THE MARKET ACCEPTANCE OF THESE PRODUCTS

Our industry is subject to rapid technological change and new product introductions and enhancements. The success of our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors. As a result, the introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products will achieve market acceptance.

WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS

We have facilities and personnel in the Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan, China and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

-     general economic conditions in each country;

- the overlap of different tax structures and management of an organization spread over various countries;

- currency fluctuations, which could result in increased operating expenses and reduced revenues;

- greater difficulty in accounts receivable collection and longer collection periods;

- unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations; and

- import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES

Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to an economic slowdown in those countries. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy weakens further, investments by Japanese customers may be negatively affected and it is possible that economic recovery in other Pacific Rim countries could be delayed.

OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS

For the year ended December 31, 2003, the percentage of our consolidated net sales that is denominated in euro is approximately 72% whereas net sales represented by US dollars or dollar-linked currencies is approximately 28% and approximately 81% of our costs and expenses are denominated in euro. For the three months ended March 31, 2004 the percentage of our consolidated net sales that is denominated in euro is approximately 57% whereas net sales represented by US dollars or dollar-linked currencies is approximately 43% and approximately 82% of our costs and expenses are denominated in euro. As a result, our results of operations could be affected by fluctuations in the value of the euro against the dollar. In recent periods, the value of the dollar has declined significantly in comparison with the euro. We seek to manage

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

our exposure to such fluctuations by hedging firmly committed sales contracts denominated in US dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

Although we do not anticipate paying any dividends or other distributions to shareholders for the foreseeable future, any such distributions would be made in euro. Accordingly, the value of distributions to shareholders electing to convert euro into another currency not linked to the euro would depend in part on the fluctuation of the value of the euro against such other currency.

IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED

Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for our operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TO LOSE MARKET SHARE

Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. Third parties may seek to challenge, invalidate or circumvent any patent issued to us, and the rights granted under any patent issued to us may not provide competitive advantages to us or third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products.

WE ARE SUBJECT TO ENVIRONMENTAL RULES AND REGULATIONS IN A VARIETY OF JURISDICTIONS

We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur

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

other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

REPORTING IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS MAY DIFFER FROM REPORTING IN ACCORDANCE WITH US GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market, such as Euronext Amsterdam N.V., or Euronext Amsterdam, to publish their financial statements in accordance with International Financial Reporting Standards, or IFRS. While we intend to continue publishing financial statements prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, we also will publish our consolidated financial statements in accordance with IFRS from January 1, 2005 onwards.

Our financial condition and results of operations reported in accordance with IFRS may differ from our financial condition and results of operations reported in accordance with US GAAP, which could adversely affect the market price of our ordinary shares.

WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in assimilating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day business, increase our expenses and adversely impact our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for items, such as amortization of intangible assets or in-process research and development expenses.

WE ARE SUBJECT TO PROVISIONS OF NETHERLANDS LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO MAKE SOME DECISIONS

We are subject to provisions of Netherlands law applicable to large corporations ("structuurregime") that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of our Supervisory Board. Under such regime, the Supervisory Board of a corporation has the power to appoint its own members, to appoint and dismiss members of the Board of Management, and to adopt the annual financial statements of the corporation. This regime may have the effect of delaying or preventing a change in control that shareholders may find favorable.

In addition, in April 2000 we established the Stichting Continuiteit BE Semiconductor Industries, a foundation whose board consists of five members, four of whom are independent of BE Semiconductor Industries N.V. We have granted the foundation a call option pursuant to which it may purchase up to 55,000,000 of our preference shares. If the foundation were to exercise the call option, it may result in delaying or preventing a change in control that shareholders may find favorable.

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

WE MAY IN THE FUTURE BE CONSIDERED A PASSIVE FOREIGN INVESTMENT COMPANY

The US Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies, or PFICs. A US holder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-US holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances that produce or are held for the production of passive income is at least 50%. The application of the gross income test in our particular circumstances is uncertain, as the calculation is complex when a company's gross margin is negative and our calculation is based on a US Internal Revenue Service private letter ruling which, although issued in similar circumstances, was issued to another taxpayer and would not necessarily be applied by the IRS to us in any audit or review. This could result in our classification as a PFIC in the future, even in a year in which we have substantial gross revenues from product sales. In addition, the proportion of our cash balances compared with our total assets may in the future result in our being a PFIC. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

If we were classified as a PFIC, unless a US holder made a timely specific election, a special tax regime would apply to any "excess distribution," which would be the US holder's share of distributions in any year that are greater than 125% of the average annual distributions received by the US holder in the three preceding years or the US holder's holding period, if shorter, and any gain realized on the sale or other disposition of the ordinary shares of ADSs. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the US holder's holding period for the ordinary shares or ADSs. A US holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. A US holder may be able to ameliorate the tax consequences somewhat by making a mark-to market election or QEF election, that is, an election to have us treated as a qualified electing fund for US federal income tax purposes. You should consult your tax advisor of the consequences of our classification as a PFIC.

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ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside the Netherlands and other countries that have adopted the euro as their currency for the first quarter of 2004 constitute approximately 16% of our net sales. As currency exchange rates change, translation of the Statements of Operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income (loss) by less than E 1.0 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 72% of total net sales in the year ended December 31, 2003, whereas net sales represented by US dollars or dollar-linked currencies amounted to approximately 28%. Approximately 81% of our costs and expenses were denominated in the euro and the remaining 19% in various currencies, principally the US dollar and US-dollar linked currencies. For the first quarter of 2004, the percentage of our consolidated net sales which is denominated in euro amounted to approximately 57% of total net sales, whereas net sales represented by US dollars or dollar-linked currencies amounted to approximately 43%. Approximately 82% of our costs and expenses were denominated in the euro and the remaining 18% in various currencies, principally the dollar and dollar linked currencies in the first quarter of 2004. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

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

INTEREST RATE RISK

Our long-term debt, excluding capital leases, bears interest at fixed rates. Our long-term capital lease obligations, bank debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

PART II. OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS

         None

ITEM 2 - CHANGES IN SECURITIES AND USE OF PROCEEDS

         None

ITEM 3 - DEFAULTS ON SENIOR SECURITIES

         None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         On March 25, 2004, we held our Annual General Meeting of Shareholders. At the meeting, where 6,794,507 ordinary shares were represented, the following matters were presented to and voted upon by our shareholders.

         1) The annual accounts for the year ended December 31, 2003 were approved by a unanimous vote of all shares casting vote at the meeting.

         2) The conduct of, and actions taken by the members of the management board during the year ended December 31, 2003, were approved and ratified by a unanimous vote of all shares casting vote at the meeting.

         3) The conduct of, and actions taken by the supervisory board members with respect to their supervision of the activities of the management board were approved and ratified by a unanimous vote of all shares casting vote at the meeting.

         4) A proposal to adopt the Besi Corporate Governance Code was approved. The votes were cast as follows: 1,482,078 ordinary shares were withheld from voting and 5,312,429 ordinary shares voted for the proposal.

         5) A proposal to amend the articles of association to the effect that the age limit of supervisory directors set forth in the current article 18(3)(a) and article 18(12) is deleted, as the age limit, that was previously included in the Netherlands Civil Code, has been abolished and the proposal to change the current article 21(5) in such a manner by amendment to the Articles of Association that the General Meeting has the power to pass resolutions on any profit remaining after the allocation of profits to the reserves as referred to in article 21(4) has been approved. The votes were cast as follows: 5,312,429 ordinary shares voted for the proposal and 1,482,078 ordinary shares voted against the proposal.

         6) Our Supervisory Board members Mr W.D. Maris and Mr T. de Waard retired at the annual meeting of 2004, as a result of which two vacancies arose. A proposal to re-appoint Mr W.D. Maris and Mr T. de Waard for two and three years, respectively was approved by a unanimous vote of all shares casting vote at the meeting.

         7) A proposal to to resolve that the remuneration of the supervisory directors, currently amounting to EUR 15,882.31 per year, be adjusted as follows: 1) basic remuneration for the chairman of the Board of Supervisory Directors and the chairman of the Audit
                  Committee: EUR 20,000 per year and for the other supervisory directors EUR 15,000 per year; and 2) for each meeting attended: EUR 1,000 was approved by a unanimous vote of all shares casting vote at the meeting. Each of the supervisory directors may choose between the remuneration being paid in cash or for a maximum of 50% in share options.

         8) A proposal to authorize the Board of Management for a period of two years, running from 14 May 2004 until 13 May 2006, to pass a resolution, subject to approval from the Board of Supervisory Directors: (i) on the issuance of ordinary shares and on the granting of rights to subscribe for ordinary shares up to a maximum of 20% of the number of ordinary shares in the authorized capital according to the Articles of Association of the Company as they read at the time of the relevant issuance or granting of rights, as well as (ii) on the exclusion or limitation of the pre-emption right to subscribe for ordinary shares, also with due observance of the above maximum, was approved. The votes were cast as follows: 5,241,916 ordinary shares voted for the proposal and 1,552,591 ordinary shares voted against the proposal.

         9) A proposal to extent the period for which the power was conferred on the Board of Management to pass a resolution, subject to approval from the Board of Supervisory Directors, on the issuance of preference shares and on the granting of rights to subscribe for preference shares in the authorized capital according to the Articles of Association of the Company as they read at the time of the relevant issuance or granting of rights, by one year was approved. The votes were cast as follows: 4,696,695 ordinary shares voted for the proposal and 2,097,812 ordinary shares voted against the proposal. As the powers referred to above have been granted by the General Meeting until 14 May 2005, these powers shall continue to be vested in the Board until 14 May 2006

         10) A proposal authorizing the management board, for a limited period of time, to repurchase on our behalf, within the limits set by our articles of association, our own shares up to the maximum number allowed at that moment in time pursuant to
                  Section 98 paragraph 2 Book 2 of the Civil Code was approved by a unanimous vote of all shares casting votes at the meeting.

         11) A proposal to pass a resolution on the re-appointment of KPMG Accountants N.V. as the Company's auditor was approved by a unanimous vote of all shares casting votes at the meeting.

ITEM 5 - OTHER INFORMATION

         None

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